VF 3-13-02

02019592

[U.S. SECURITIES AND EXCHANGE COMMISSION header partly covered by barcode label] ...TES ...NGE COMMISSION ...D.C. 20549

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RECEIVED MAR 0 1 2002 WASH, D.C. 354 SECTION

ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

SEC FILE NUMBER
8-35004

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

TORREY PINES SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12626 HIGH BLUFF DRIVE, SUITE 400
(No. and Street)

SAN DIEGO	CALIFORNIA	92130
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JACK C. SMITH (858) 259-9921
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MATRANGA & CORREIA AN ACCOUNTANCY CORPORATION
(Name — *if individual, state last, first, middle name*)

4180 LA JOLLA VILLAGE DRIVE, SUITE 470, LA JOLLA, CA 92037
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED APR 2 3 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/20

OATH OR AFFIRMATION

I, JACK C. SMITH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TORREY PINES SECURITIES, INC., as of DECEMBER 31, 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

CHRIS MENRAD
COMM. # 1210511
NOTARY PUBLIC-CALIFORNIA
ORANGE COUNTY
COMM. EXP. FEB. 9, 2003

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TORREY PINES SECURITIES

February 28, 2002

SEC
450 5th Street, NW
Washington, DC 20549

Re: CRD# 17120 – Signed and Notarized Copies of Annual Audit Report

To Whom It May Concern:

Please find enclosed a follow-up copy of our Annual Audit Report that is signed and notarized. Replace this copy with the one already received by you on February 20th.

We apologize for the confusion. As always we seek to be in full compliance of all rules and industry regulations.

Sincerely,

Nicolette I. Denney
Chief Compliance/FinOps Officer

Enclosure

12626 High Bluff Drive, Suite 400
San Diego, California 92130
858.259.9921 Toll free • 800.688.8679 Fax 858.259.9953